IVY DISTRIBUTORS, INC.

Statement of Cash Flows

Year ended December 31, 2020

(In thousands)

Cash flows from operating activities:		
Net loss	$	(10,310)
Adjustments to reconcile net loss to net cash used in operating activities:		
Write-down of impaired assets		5
Depreciation and amortization		1,138
Amortization of deferred sales commissions		1,550
Gain on trading securities		(359)
Net purchases, maturities, and sales of trading securities		610
Deferred income taxes		(662)
Pension plan benefits		(116)
Changes in assets and liabilities:		
Fund receivables		(5)
Due to/from affiliates		(847)
Income tax receivable from parent		585
Other receivables		104
Deferred sales commissions		(1,307)
Prepaid expenses and other current assets		1,981
Accounts payable and payable to third party brokers		(290)
Other accrued liabilities		2,633
Net cash used in operating activities		(5,290)
Cash flows from investing activity:		
Additions to property and equipment		(49)
Net cash used in investing activity		(49)
Cash flows from financing activity:		
Capital contribution from parent		4,000
Net cash provided by financing activity		4,000
Net decrease in cash and cash equivalents		(1,339)
Cash and cash equivalents at beginning of year		19,109
Cash and cash equivalents at end of year	$	17,770
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	2,468

See accompanying notes to financial statements.